  Exhibit 99.1

PRESS RELEASE

JUNE 7, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES VOTING RESULTS FROM 2019 ANNUAL SHAREHOLDER MEETING

The Annual General and Special Meeting of Shareholders of Sandstorm Gold Ltd. (the “Meeting”) was held today, June 7 in Vancouver, British Columbia at which 66% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia. Detailed results of the vote for directors are set out below:

ELECTION OF DIRECTORS	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Nolan Watson	76,855,018	99.49%	390,467	0.51%
David Awram	76,267,272	98.73%	978,213	1.27%
David E. De Witt	76,456,584	98.98%	788,901	1.02%
Andrew T. Swarthout	76,451,901	98.97%	793,584	1.03%
John P.A. Budreski	75,272,888	97.45%	1,972,597	2.55%
Mary L. Little	76,504,220	99.04%	741,265	0.96%
Vera Kobalia	75,354,185	97.55%	1,891,300	2.45%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM FORGAARD
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

TSX: SSL	NYSE AMERICAN: SAND